United States securities and exchange commission logo





                             November 30, 2022

       Arshia Sarkhani
       Chief Executive Officer
       Asset Entities Inc.
       100 Crescent Ct, 7th Floor
       Dallas, TX 75201

                                                        Re: Asset Entities Inc.
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed November 15,
2022
                                                            File No. 333-267258

       Dear Arshia Sarkhani:

              We have reviewed your amended registration statement and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Amendment No. 2 to Form S-1 filed November 15, 2022

       Dilution, page 29

   1. Please provide your calculation of pro forma as-adjusted net tangible book value per share of common stock after
this offering and historical net tangible book value per share of common stock as of
September 30, 2022. Tell us why you have not included Class A shares of common stock
in your dilution calculations.
 Arshia Sarkhani
FirstName  LastNameArshia  Sarkhani
Asset Entities Inc.
Comapany 30,
November    NameAsset
                2022 Entities Inc.
November
Page 2     30, 2022 Page 2
FirstName LastName
       You may contact Morgan Youngwood, Senior Staff Accountant, at (202) 551-3479 or
Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Staff
Attorney, at (202) 551-3574 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:      Louis Bevilacqua